

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 29, 2007

Mr. George S. Young
Chief Executive Officer
Fellows Energy Ltd.
1942 Broadway St., Suite 320
Boulder, CO   80302

> **Re:** **Fellows Energy Ltd.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Filed April 23, 2007**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2007**
> **Filed November 19, 2007**
> **Response Letter Dated October 30, 2007**
> **File No. 000-33321**

Dear Mr. Young:

      We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, Form 10-QSB for the fiscal quarter ended September 30, 2007, and your response letter dated October 30, 2007, and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements, page 22

Statements of Operations, page 25

1.   We understand from your response to prior comment 1 that you agree that various items identified in our comment should be included in your measure of operating loss, but that you also believe they were not excluded. We suggest you revisit your EDGAR filing, as the measure you have labeled "operating loss" is positioned above the group of items mentioned in our comment, and excludes those items. We also note that while you reference a measure of "income from

continuing operations" in your response, there is no line item having this caption in your Statements of Operations. Accordingly, please revise your financial statements to properly include all income and loss items that are operating in nature as part of your measurement of *operating loss*.

On a related point, in your explanations regarding the nature and origin of the items "project revenue applied as credit to purchase" and "project purchase credit," you indicate each was conveyed to you as a reduction of or credit against the purchase price. Tell us the reasons these credits are not reflected as adjustments to the purchase price of the corresponding assets acquired, as would ordinarily be required under paragraph 40 of SFAS 141, if occurring during the allocation period.

Note 1 – Nature of Operations and Significant Accounting Policies, page 28

2.   We note your response to prior comment 2, stating that "...since there were no changes in circumstances indicating possible impairment on any of our projects, we did not consider them to be impaired…." Among the examples of events or changes in circumstances that would impose a requirement to test long-lived assets for impairment that are listed in paragraph 8 of SFAS 144 is "A current-period operating or cash flow loss combined with a history of operating or cash flow losses…." Given that your circumstances fit this example, you would need to test your long-lived assets for impairment as of each period end, based on the information that was available at the time. Please conduct the impairment testing required under SFAS 144, and revise your disclosures, and accounting if necessary, to convey the results of your impairment testing.

Note 8 – Notes Payable, page 33

3.   We see that you have proposed to include a tabular presentation of your notes payable in your revised disclosure, in response to prior comment 4. However, the note payable to a related party in such table, amounting to $1,733,000, does not agree to the amount calculated from the associated narrative disclosure, which would appear to be $1,446,000 (total borrowed of $1,747,000, less $301,000 paid back in principal on the note). Please resolve this inconsistency.

Additionally, although you indicate that your proposed disclosure complies with paragraph 10(b) of SFAS 47, there is no disclosure of the amounts of principal payments due in each of the succeeding five years. We reissue prior comment 4.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2007

General

4.   We note that you have not complied with prior comment 7, asking that you file
        interim financial statements in your second quarter report that have been reviewed
        by independent public accountants to comply with Item 310(b) of Regulation S-B.
        And we see that you are having similar difficulty with your Form 10-QSB for the
        fiscal period ended September 30, 2007. Please comply with your reporting
        obligations.

Financial Statements

Statements of Operations, page 4

5.   We read your response to prior comment 8, and understand that you intend to
        revise your disclosure to include information regarding classification of the
        Carbon County Project as discontinued operations in your amended Form 10-
        QSB filing, covering the second quarter. Similar disclosure should be made in
        your third quarter Form 10-QSB. Please provide us with a draft of your proposed
        revised disclosure.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2007

Financial Statements

Note 8 – Common Stock, page 9

6.   We note your response to prior comment 6, regarding the convertible securities
        you have issued which would require shares in excess of unissued shares you
        have available to settle those instruments if conversion or exercise were elected
        by the holders. You state that you are now at the point where you may need to
        implement liability accounting for options and warrants that have not been
        reserved for within shares authorized.

        The guidance in paragraph 19 of EITF 00-19 does not provide for a probability-
        weighted approach, assessing the likelihood of conversion or exercise based on
        expectations of the economic environment, in determining whether you would
        need to apply fair-value accounting for those instruments, with asset or liability
        classification. Therefore, we do not see a basis for your having deferred
        compliance with this accounting literature.

The guidance in paragraph 10 requires that you reassess classification of your contracts at each balance sheet date, although if a reclassifying event occurs during the period, your accounting would need to change from that point forward. Please submit the accounting and disclosure revisions that you propose to comply with this literature. Include a schedule tabulating as of December 31, 2005 and 2006, and for each subsequent interim balance sheet date, your outstanding common shares and the number of shares issuable under your various convertible instruments that were then exercisable, also showing the exercise or conversion prices, market values of your shares and your valuations.

Note 9 – Convertible Debentures Restructuring, page 9

7.   We have read your response to prior comment 5, explaining that you have "…not altered the overall value of the debentures from the valuation at which the Old Debentures were carried, i.e. the outstanding dollar amount."

However, you disclose that in addition to reducing the strike price of the embedded conversion feature in conjunction with the restructuring, you also paid $83,333 to JGB; agreed to issue 500,000 additional shares of restricted common stock to JGB; reduced the strike price of warrants held by Palisades; paid a "forbearance fee" to Palisades in the form of 5,546,546 additional shares of restricted common stock; and paid a "commitment fee" to Palisades in the form of 1,449,825 shares of common stock.

Please submit the analysis that you performed under EITF 96-19 and EITF 06-6, in determining there was not a substantial modification, if that is your view. Also submit a tabulation of these and all other forms of consideration that you paid, issued or agreed to issue in conjunction with the restructuring, showing the values ascribed, how they were factored into your analysis, and accounted for in your financial statements.

If you find that your accounting is not in accordance with the authoritative literature, advise us of the accounting and disclosure revisions that you would make to remedy the situation. If you have not given accounting recognition to any of the various consideration elements mentioned above, please explain and support your view.

8.   Please submit a schedule showing a roll forward of the outstanding balance of your convertible debentures, from the initial date of financing, through each balance sheet date, to the present. The schedule should include all payments, settlements and other changes to the outstanding balance, while differentiating between each type of change (including cash and non-cash elements) and specifying the terms and dates of each event.

Since you have associated certain payments with either the June 2005 or September 2005 financings in your disclosure, please include separate columns in the schedule for each loan and in total. Advise us of the reasons for any differences between the adjustments depicted and the related amounts disclosed in your filing.

Engineering Comments

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 10 – Property Reserves (Unaudited), page 34

9.   We have reviewed your response to prior comment 11 of our letter dated September 28, 2007, regarding your reserve information. To comply with paragraph 11 of SFAS 69 you must present a table reconciling your reserves at December 31, 2005, which in your case is zero, to your reserves as of December 31, 2006. Please show the amount of change (from zero to 10,524 MMCF) that is attributable to each of the categories listed in this guidance. For example, you should show the amounts that are attributable to extensions and discoveries, and purchases of reserves. You also need a reconciling item showing the amount of production for 2006, which would be subtracted among any additional changes in 2006, to arrive at your proved reserve quantity as of December 31, 2006. This should be done with a column for oil reserves and a column for gas reserves. Please also add a line item below the total proved reserves estimates to show separately your proved developed oil reserves and proved developed gas reserves as of December 31, 2006.

Standardized Measure of Discounted Future Net Cash Flows, page 34

10.   We have reviewed your response to prior comment 12, concerning your estimate of future development costs. As of December 31, 2006, it appears that approximately 70% of your proved reserves were undeveloped. Therefore, it is unclear how you determined that future development costs are not significant, given that in estimating future cash inflows from the sale of reserves under paragraph 30(a) of SFAS 69, it is assumed that you would incur such costs to bring all non-producing properties for which you report reserves into production. Please revise your document to include a separate line item for future development costs, or advise us of the amounts supplementally if you continue to regard these as being not material. If this is your view, please explain in detail the assumptions you have made in estimating future cash inflows from proved reserves.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703, with questions about engineering comments. Please contact me, at (202) 551-3686, with any other questions.

                                            Sincerely,

                                            Karl Hiller
                                            Branch Chief